          Proskauer Rose LLP   1585 Broadway   New York, NY 10036-8299

Peter M. Fass
Member of the Firm
d 212.969.3445
f 212.969.2900
pfass@proskauer.com
www.proskauer.com

March 15, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Tom Kluck

Re:	American Realty Capital Trust III, Inc. Amendment No. 4 to Registration Statement on Form S-11 Filed March 15, 2011 File No. 333-170298

Dear Mr. Kluck:

On behalf of our client, American Realty Capital Trust III, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 11, 2011 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on November 3, 2010 (No. 333-170298) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on December 20, 2010, Amendment No. 2 to the Registration Statement filed by the Company with the Commission on January 31, 2011 and Amendment No. 3 to the Registration Statement filed by the Company with the Commission on February 25, 2011.

The remaining Staff comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 4 to the Registration Statement (“Amendment No. 4”).  Amendment No. 4 has been filed by the Company today.

The Company’s responses are set forth below, with the heading and numbered items of this letter corresponding to the heading and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 4.  All page number references in the Company’s responses are to page numbers in Amendment No. 4.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

March 15, 2011

General

1.	We refer you to comment 6 of our letter dated December 2, 2010. Please be advised that we will need time to review the materials requested before effectiveness.

The Company acknowledges the Staff’s comment.

Estimated Use of Proceeds, page 54

2.
It does not appear that the amounts you have listed for your acquisition expenses under the maximum offering here and on page 6 are consistent with the amount of $7,965,000 you have disclosed elsewhere in your filing.  Please revise accordingly.

The disclosure has been revised as requested.

Management Compensation, page 77

3.	Please tell us how you were able to estimate the amount of compensation and restricted stock awards to independent directors.

The estimated annual compensation of $100,000 to the two independent directors was estimated as follows, assuming quarterly meetings with attendance in person and review and voting upon of three of more transactions per meeting:

	Chair of audit committee	Second independent director
Annual retainer	$30,000	$30,000
Quarterly board and audit committee meetings (attendance in person)	$12,000	$10,000
Review and voting upon of three of more transactions	$9,000	$9,000

	$51,000	$49,000

TOTAL TO INDEPENDENT DIRECTORS: $100,000

March 15, 2011

The Company’s restricted share plan provides for the automatic grant of 3,000 shares of restricted stock to each independent director upon his or her joining the board, for a total of 6,000 restricted shares of common stock granted to the two independent directors.

Financial Statements

Notes to Financial Statements

Note 4 - Subsequent Events, page F-10

4.
Please tell us how you determined it was appropriate to evaluated subsequent events through a date prior to the date your auditor has dated the opinion, as it would appear that the financial statements were not available for issuance prior to the audit opinion date.  Please revise or advise.

The Company has reviewed subsequent events through the auditor opinion date. Note 4 has been updated to reflect the date through which subsequent events were reviewed.

Sales Literature

Investor Fact Sheet

5.	Please revise the offering size on the cover page from $1.0 Billion to $1.5 Billion. Please revise the other sales literature accordingly.

The sales literature will be revised and submitted supplementally to the Staff.

The Road to Income

6.
We note your performance disclosure on page 7 regarding previous portfolios that the ARCT III management team has managed; however, we also note that most of this disclosure is not in the prospectus.  Please remove or advise.

The sales literature will be revised and submitted supplementally to the Staff.

7.	In the table on page 7, it is unclear how each portfolio is related to management. As applicable, please revise to explain how each member of management is affiliated with each portfolio.

The sales literature will be revised and submitted supplementally to the Staff.

March 15, 2011

8.	We note your reference to MFFO distribution coverage on page 12. Please note that MFFO is not an appropriate measure for distribution coverage. Please revise.

The sales literature will be revised and submitted supplementally to the Staff.

9.
We note the performance disclosure on pages 7 and 12.  For each program, please also disclose all adverse business developments.  For example, in discussing distributions paid by American Realty Capital Trust on page 12, please also disclose whether a portion of the distributions were paid from proceeds received from its offering as discussed on page 127 of the prospectus.

The sales literature will be revised and submitted supplementally to the Staff.

10.	We note your disclosure on page 18 in regards to “Contractual Rent Growth: 2%/year.” Please explain this disclosure or remove.

The sales literature will be revised and submitted supplementally to the Staff.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.